1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: April 10, 2026	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC March 2026 Revenue Report

HSINCHU, Taiwan, R.O.C. – Apr. 10, 2026 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for March 2026: On a consolidated basis, revenue for March 2026 was approximately NT$415.19 billion, an increase of 30.7 percent from February 2026 and an increase of 45.2 percent from March 2025. Revenue for January through March 2026 totaled NT$1,134.10 billion, an increase of 35.1 percent compared to the same period in 2025.

TSMC March Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	March 2026	February 2026	M-o-M Increase (Decrease) %	March 2025	Y-o-Y Increase (Decrease) %	January to March 2026	January to March 2025	Y-o-Y Increase (Decrease) %
Net Revenue	415,191	317,657	30.7	285,957	45.2	1,134,103	839,254	35.1

TSMC Spokesperson:	TSMC Media Contacts
Wendell Huang Senior Vice President and CFO	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: press@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for March 2026 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2026	2025
Mar.	Net Revenue	415,191,699	285,956,830
Jan.~Mar.	Net Revenue	1,134,103,440	839,253,664
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC China*	126,692,810	11,144,160	11,144,160
TSMC Development**	34,543,156	3,847,680	2,885,760
* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Washington, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	2,167,838,398	2,668,151	2,668,151
TSMC**		208,416,000	208,416,000
TSMC***		480,669,360	350,410,400
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	205,042,004
	Mark to Market of Outstanding Contracts	(3,041,798)
	Cumulative Unrealized Profit/Loss	(26,601)
Expired Contracts	Cumulative Notional Amount	416,293,533
	Cumulative Realized Profit/Loss	(5,107,741)
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	2,574,675
	Mark to Market of Outstanding Contracts	(2,946)
	Cumulative Unrealized Profit/Loss	(17,455)
Expired Contracts	Cumulative Notional Amount	3,578,667
	Cumulative Realized Profit/Loss	17,095
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	6,855,138
	Mark to Market of Outstanding Contracts	(8,409)
	Cumulative Unrealized Profit/Loss	(32,859)
Expired Contracts	Cumulative Notional Amount	7,738,941
	Cumulative Realized Profit/Loss	15,900
Equity price linked product (Y/N)		N

‧Japan Advanced Semiconductor Mfg., Inc.

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	-
	Mark to Market of Outstanding Contracts	-
	Cumulative Unrealized Profit/Loss	(4,241)
Expired Contracts	Cumulative Notional Amount	2,767,287
	Cumulative Realized Profit/Loss	20,888
Equity price linked product (Y/N)		N
(2)Derivatives applying hedge accounting.
‧TSMC Global

		Future
Margin Payment		(10,100)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,086,970
	Mark to Market of Outstanding Contracts	11,578
	Cumulative Unrealized Profit/Loss	12,228
Expired Contracts	Cumulative Notional Amount	4,033,651
	Cumulative Realized Profit/Loss	(178)
Equity price linked product (Y/N)		N